                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the year ended December 31, 1999.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number _________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: BSB Bank & Trust Company 401 (k) Savings Plan in
                                ------------------------------------------------
RSI Retirement Trust.
--------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: BSB Bancorp, Inc., 58-68 Exchange
                                           ---------------------------------
Street, Binghamton, NY 13901.
----------------------------

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Financial Statements

December 31, 1999 and 1998

                            BSB Bank & Trust Company
                  401(k) Savings Plan in RSI Retirement Trust


                                     Index



                                                                   Page

Report of Independent Accountants................................     2

Financial Statements:

 Statements of Net Assets Available for Benefits,
   December 31, 1999 and 1998....................................     3

 Statement of Changes in Net Assets Available for Benefits,
   Years Ended December 31, 1999 and 1998........................     4

 Notes to Financial Statements...................................   5-8

Supplemental Schedule:

 Schedule of Assets Held for Investment Purposes at End of Year..     9

PricewaterhouseCoopers LLP
One Lincoln Center
Syracuse, NY 13202-9972

Report of Independent Accountants


To the Participants and Administrator of the 401(k) Savings Plan in RSI Retirement Trust
Binghamton, New York


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan in RSI Retirement Trust (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



April 28, 2000

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------


Assets                            1999         1998

Investments:
 RSI Retirement Trust Funds    $12,328,914  $ 8,597,474
 Common Stock                    1,149,907    1,458,688
 Cash and cash equivalents          57,671       54,263
 Loans receivable                  431,520      237,169
                               -----------  -----------
                               $13,968,012  $10,347,594
                               ===========  ===========



    The accompanying notes are an integral part of the financial statements

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 1999 and 1998
--------------------------------------------------------------------------------





                                                            1999          1998
Additions:
  Employer contributions                                $   295,155   $   248,649
  Participant contribution                                  828,625       645,995
  Net appreciation in fair value of investments           1,700,231       936,968
  Interest on loans                                          17,646        15,065
  Funds transferred from merged plan                      1,632,643
                                                        -----------   -----------
                                                          4,474,300     1,846,677
Deductions:
  Benefits paid to participants                            (853,882)     (298,291)
                                                        -----------   -----------

     Net additions                                        3,620,418     1,548,386

Net assets available for benefits, beginning of year     10,347,594     8,799,208
                                                        -----------   -----------

  Net Assets Available for Benefits, End of Year        $13,968,012   $10,347,594
                                                        ===========   ===========



    The accompanying notes are an integral part of the financial statements

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Notes to Financial Statements
--------------------------------------------------------------------------------


1. Plan Description

   The following description of the BSB Bank & Trust Company 401(k) Savings Plan (the "Plan") in RSI Retirement Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan covering all full-time employees of the BSB Bank Trust Company (the "Company") who have one year of service and are age twenty-one or older. The Plan was established on April 1, 1986 and is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

   Contributions

   The Company contributes 100% of the participant's contribution up to two percent of participant compensation and 50% of up to the next two percent of participant's compensation.

   Participants may contribute not less than one percent nor greater than ten percent of their compensation up to a maximum of $10,000 per year on a before-tax basis.

   Participant Accounts

   Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) Plan earnings. Participant and Company contributions are allocated among investment funds as designated by the participant. Company contributions are allocated to participant accounts based upon the matching contribution provisions previously described. Allocation of Plan earnings is done on a quarterly basis and is based on each fund's quarterly earnings percentage times the participant's accumulated investments and earnings in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Vesting

   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Participants vest 20% annually and are 100% vested after five years of credited service.

   Forfeitures

   The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. The value of any forfeitures is used to offset part of the Company's future contributions.

   Payment of Benefits

   On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over a period not to exceed 20 years.

   Loans to Participants

   The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested before-tax contribution or rollover account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms may extend to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of a comparable term treasury note plus 1 percent. Principal and interest are paid ratably through payroll deductions.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Notes to Financial Statements
--------------------------------------------------------------------------------


1. Plan Description (Continued)

   Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

   Plan Merger

   On July 1, 1999 the Company acquired Skaneateles Bancorp, Inc. ("Skaneateles"). Effective July 1, 1999 the Plan was amended to allow former Skaneateles employees to participate in the Plan under the same eligibility requirements as the Company's existing employees. On October 1, 1999 the former Skaneateles Savings Bank 401(k) Savings Plan was merged into the Plan.


2. Summary of Significant Accounting Policies

   Basis of Presentation

   The financial statements of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust included herein have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

   Investment Valuation

   The Plan's investments are stated at fair value. Retirement trust funds represent participation in the RSI Retirement Trust Funds and are valued by the trust based upon the market value of each fund's underlying securities. BSB Bancorp, Inc. and RSI System Group Inc. common stock is valued at its quoted market price. Participant loans receivable are valued at cost.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash in banks and short-term investment funds with maturities of three months or less.

   Income Recognition

   The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments. The net appreciation (depreciation) in the RSI Retirement Trust Funds includes interest, dividends, and realized and unrealized gains and losses.

   Administrative Expenses

   The Company is responsible for all administrative costs of the Plan, which approximated $30,000 and $22,000 for the plan years ended December 31, 1999 and 1998, respectively.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Notes to Financial Statements
--------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies (Continued)

   Risks and Uncertainties

   The Plan provides for various investment options in any combination of the investment funds. Investments are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.


3. Tax Status

   The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated November 18, 1992, from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.


4. Investments

   Investments are held within various Common Funds maintained by Retirement System Group Inc. ("RSI") and within a BSB Common Stock Fund held in a custodial account at a financial institution.

   Participants may choose between eight investment vehicles offered by the Plan (The Retirement System Group, Inc. stock fund is closed to future participant contributions or transfers). RSI Retirement Trust describes these funds as follows:

    Core Equity Fund - This fund invests in stocks of a broadly diversified
    ----------------
    group of medium to large companies aimed at sustainable growth in earnings and dividends.

    Emerging Growth Equity Fund - This fund's assets are invested primarily in
    ---------------------------
    stocks of smaller companies aimed at higher-than-average earnings growth potential.

    Value Equity Fund - This fund invests in stocks of a broadly diversified
    -----------------
    group of medium to large companies that appear to be selling at low price/earnings ratios with a goal of achieving long-term earnings and dividend growth.

    Actively Managed Bond Fund - This fund invests in bonds of varying
    --------------------------
    maturities of which a minimum of 65% is invested in securities issued or backed by the United States government.

    Intermediate Term Bond Fund - This fund invests in fixed income vehicles
    ---------------------------
    that mature within 10 years or have expected average lives of 10 years or less of which a minimum of 65% is invested in securities issued or backed by the United States government.

    Short-Term Investment Fund - This fund is invested in money market
    --------------------------
    instruments with a maximum average maturity of one year.

    International Equity Fund - This fund invests in stocks of companies
    -------------------------
    headquartered in foreign countries that appear to be selling at low price/earnings ratios aimed at achieving capital appreciation.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Notes to Financial Statements
--------------------------------------------------------------------------------


4.  Investments (Continued)

    BSB Common Stock Fund - This fund invests in BSB Bancorp, Inc. common stock.
    ---------------------

    The fair values of investments representing 5% or more of Plan assets at December 31 are as follows:

                                                 1999                    1998

    RSI Core Equity Fund                   $5,270,810              $3,659,254
    RSI Emerging Growth Fund                2,919,419               1,377,639
    RSI Value Equity Fund                   1,896,706               1,414,952
    RSI Actively Managed Bond Fund            632,999                 627,464
    RSI Short-Term Investment Fund            965,463                 884,467
    BSB Bancorp, Inc. Common Stock          1,073,188               1,451,760

    During 1999 and 1998, the appreciation
     (depreciation) on the Plan's investments were as follows:

                                                  1999                   1998

    RSI Retirement Trust Funds              $2,315,261             $  986,942
    Common Stock                              (615,030)              (49,974)
                                            ----------             ----------
                                            $1,700,231             $  936,968
                                            ==========             ==========

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust



                                                                          Number                                              Fair
 Investment                                                             of Units            Cost                             Value

BSB Common Stock Funds:
 Cash                                                                      4,349      $    4,349                        $    4,349
 Marine Midland Collective Trust
 Short-Term Investment Fund                                               53,322          53,322                            53,322
 BSB Bancorp, Inc. Common Stock                                           59,389       1,174,186                         1,143,239
                                                                                      ----------                        ----------
                                                                                       1,231,857                         1,200,910

RSI Retirement Trust Funds:
 Core Equity Fund                                                         46,009       1,464,012                         5,270,810
 Emerging Growth Fund                                                     24,351       1,817,788                         2,919,419
 Value Equity Fund                                                        24,354       1,559,644                         1,896,706
 International Equity Fund                                                 3,906         208,867                           262,969
 Intermediate-Term Bond Fund                                              11,034         393,678                           380,548
 Actively Managed Bond Fund                                               17,164         667,670                           632,999
 Short-Term Investment Fund                                               41,084         988,750                           965,463

Retirement System Group Inc. common stock                                  1,305           6,407                             6,668

Participant loans (interest rates range from 6% to 9%)                                   431,520                           431,520
                                                                                      ----------                       -----------
                                                                                      $8,770,193                       $13,968,012
                                                                                      ==========                       ===========

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust



                              REQUIRED INFORMATION


     (A)  Financial Statements:

          The Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as an exhibit to this Annual Report on Form 11-K.

     (B)  Other Exhibit:

          Consent of PricewaterhouseCoopers, LLP.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  BSB Bank & Trust Company 401(k)
                                  Savings Plan in RSI Retirement Trust


     Date:  June 28, 2000         By:  /s/ Patricia A. Phelps
                                      -----------------------------------
                                      Name:  Patricia A. Phelps
                                      Title: Administrative Vice President -
                                              Human Resources